March 25, 2019

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:    Jeffrey Gabor

Re:    Precision BioSciences, Inc.

Registration Statement on Form S-1

File No. 333-230034

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we wish to advise that between March 18, 2019 and the date hereof, approximately 1,907 copies of the Preliminary Prospectus dated March 18, 2019 were distributed to prospective underwriters, institutional investors and prospective dealers in connection with the above-captioned Registration Statement.

We wish to advise you that the participating underwriters have informed us that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m. Eastern Time, on March 27, 2019 or as soon thereafter as practicable.

[Signature page follows]

Very truly yours,

J.P. Morgan Securities LLC
Goldman Sachs & Co. LLC
Jefferies LLC
Barclays Capital Inc.
As representatives of the Underwriters

J.P. Morgan Securities LLC

By:	/s/ David Ke
Name: David Ke
Title: Executive Director

Goldman Sachs & Co. LLC

By:	/s/ Lyla Bibi
Name: Lyla Bibi
Title: Managing Director

Jefferies LLC

By:	/s/ Charlie Glazer
Name: Charlie Glazer
Title: Managing Director

Barclays Capital Inc.

By:	/s/ Victoria Hale
Name: Victoria Hale
Title: Vice President

[Signature Page to Underwriters Acceleration Letter]